SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

Quarterly Securities Report

For the three months ended December 31, 2014

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On March 17, 2015, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2014 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; (xv) Sony’s effort to anticipate and manage cybersecurity risk, including the risk of potential business disruptions or financial losses; and (xvi) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

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  I    Corporate Information

 (1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Fiscal year ended March 31, 2014
Sales and operating revenue	5,896,343	6,278,168	7,767,266
Operating income	138,296	166,321	26,495
Income before income taxes	138,829	146,250	25,741
Net income (loss) attributable to Sony Corporation’s stockholders	9,878	(19,190)	(128,369)
Comprehensive income	256,886	189,120	121,978
Total equity	2,930,324	3,074,156	2,783,141
Total assets	15,658,674	16,277,347	15,333,720
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	9.66	(17.50)	(124.99)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	8.45	(17.50)	(124.99)
Ratio of stockholders’ equity to total assets (%)	15.4	15.2	14.7
Net cash provided by operating activities	243,508	382,932	664,116
Net cash used in investing activities	(436,808)	(363,790)	(710,502)
Net cash provided by (used in) financing activities	151,038	(184,575)	207,877
Cash and cash equivalents at end of the period	849,248	933,498	1,046,466

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2013	Three months ended December 31, 2014
Sales and operating revenue	2,410,689	2,566,749
Net income attributable to Sony Corporation’s stockholders	26,382	89,971
Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	25.43	78.12
Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	22.58	76.96

   Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	Certain figures presented in the table above have been revised from the versions previously disclosed. For further details, please refer to (4) Revisions of Note 1 of the consolidated financial statements.
7.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

  (2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2014.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2015. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information”.

As of December 31, 2014, the Company had 1,272 subsidiaries and 112 affiliated companies, of which 1,247 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 100 affiliated companies.

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  II    State of Business

  (1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continues to implement restructuring initiatives that focus on a review of the Sony group’s business strategy investment plan, the realignment of its manufacturing sites, the reallocation of its workforce and headcount reductions. As a result of these restructuring initiatives, a total of 80.6 billion yen in restructuring charges was recorded in the fiscal year ended March 31, 2014. While Sony anticipates recording approximately 110 billion yen of restructuring charges in the fiscal year ending March 31, 2015, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 of the consolidated financial statements). Sony continues to rationalize its manufacturing operations, shift and consolidate manufacturing to lower-cost countries, and utilize outsourced manufacturing. In addition, Sony is focused on reducing SGA expenses across the group, including outsourcing its support functions and information processing operations to external partners and implementing business process optimization across functions including sales and marketing, manufacturing, logistics, procurement, quality and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of payments for restructuring charges.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events. Such an unexpected catastrophic event may also lead to supply chain and production disruptions as well as lower demand from commercial customers, resulting in an adverse impact on Sony’s operating results.

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. A major earthquake in Japan, especially in Tokyo where Sony headquarters are located, the Tokai area where certain product manufacturing sites are located, or the Kyushu area, where Sony’s semiconductor manufacturing sites are located, could cause greater damage to Sony’s business operations than the Great East Japan Earthquake, including damage to buildings, machinery, equipment and inventories and interruption to production at manufacturing facilities. In addition, offices and facilities used by Sony, its service providers and business partners, including those used for network, telecommunications and information systems infrastructure, research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay production, interrupt shipments and postpone the recording of sales, and result in large expenses to repair or replace these facilities or offices. In addition, if Sony’s suppliers are damaged by such catastrophic events, Sony may be exposed to supply shortages of raw materials, parts or components, which may result in a reduction or suspension of production, interruption of shipment and delays in product launches. Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers. These situations may have an adverse impact on Sony’s operating results and financial condition.

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Moreover, as network and information systems have become increasingly important to Sony’s operating activities, the impact that network and information system shutdowns may have on Sony’s operating activities has increased. Shutdowns may be caused by events similar to those described above or other unforeseen events, such as software or hardware defects or cyber-attacks by groups or individuals. For example, in the third quarter ended December 31, 2014, Sony Pictures Entertainment Inc. (“SPE”) had a serious disruption of its network and IT infrastructure as a result of a cyber-attack. As a result, SPE was unable to close its financial statements for the third quarter within the customary timeframe for reporting consolidated quarterly results.

Similar events in the future may result in the disruption of Sony’s major business operations, delays in financial reporting, production, shipments and recognition of sales, and large expenditures necessary to enhance, repair or replace such facilities and network and information systems. Furthermore, Sony may not be able to obtain sufficient insurance in the future to cover the resulting expenditures and losses, and insurance premiums may increase. These situations may have an adverse impact on Sony’s operating results and financial condition.

Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is loss, disclosure, misappropriation or alteration of or unauthorized access to its customers’, suppliers’, business partners’ or own information, or other breaches of its information security.

Sony makes extensive use of information technology, online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer information is a critical element of Sony’s operations. Sony’s information technology and other systems that maintain and transmit such information, or those of service providers or business partners, and the security of such information possessed by Sony or its business partners may be compromised by a malicious third-party or a man-made or natural event, or impacted by intentional or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. As a result, customer information may be lost, disclosed, misappropriated, altered or accessed without consent. For example, Sony’s network services, online game business and websites of certain subsidiaries have been subject to cyber-attacks by groups and individuals with a wide range of motives and expertise, resulting, in some instances, in unauthorized access to, disclosure of and the potential or actual theft of customer information.

In addition, Sony, third-party service providers and other business partners process and maintain proprietary Sony business information and data related to Sony’s business, commercial customers, suppliers and other business partners. Sony’s information technology and other systems that maintain and transmit this information, or those of service providers or business partners, and the security of such information possessed by Sony, third-party service providers or other business partners may also be compromised by a malicious third-party or a man-made or natural event, or impacted by intentional or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. As a result, Sony’s business information and customer, supplier and other business partner data may be lost, disclosed, misappropriated, altered, or accessed without consent. For example, Sony’s Pictures segment has been subject to cyber-attacks resulting in unauthorized access to, and theft and disclosure of Sony business information, including employee information, and other information.

Further, the confidentiality, integrity and availability of products and services provided by Sony or its service providers or business partners may be compromised by malicious third parties or man-made or natural events, or impacted by intentional or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. For example, Sony’s websites have been subjected to denial-of-service and other attacks.

Any such loss, disclosure, misappropriation or alteration of or access to customers’, business partners’ or other information, or other breach of Sony’s information security including that of its products and services can result in legal claims or legal proceedings, including regulatory investigations and actions, and may have a serious impact on Sony’s brand image and reputation and adversely affect Sony’s businesses, operating results and financial condition. Furthermore, the loss, disclosure, misappropriation or alteration of or access to Sony’s business information, or adverse effects on the confidentiality, integrity, or availability of its products or services, may adversely affect Sony’s businesses, operating results and financial condition.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

4

When determining whether an impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows may result in a decrease in the fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups. The decrease in fair value could result in a non-cash impairment charge. During the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in the Mobile Products & Communications segment. During the second quarter of the fiscal year ending March 31, 2015, Sony recorded an impairment charge of 176.0 billion yen, the entire amount of goodwill in the Mobile Communications (“MC”) segment (formerly included in the Mobile Products & Communications segment—see Notes to Consolidated Financial Statements– 10. Business segment information). In the future, any such charge may adversely affect Sony’s operating results and financial condition.

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended December 31, 2014.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

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(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and nine-month periods ended December 31, 2014, since it is the same as described in a press release separately submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2014” submitted to the SEC on Form 6-K on March 17, 2015.

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014. Although foreign exchange rates have fluctuated during the three-month period ended December 31, 2014, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

During the three months ended December 31, 2014, the average rates of the yen were 114.5 yen against the U.S. dollar and 143.0 yen against the euro, which were 12.3 percent and 4.4 percent lower, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended December 31, 2014, sales were 2,566.7 billion yen, an increase of 6.5 percent year-on-year, while on a constant currency basis, sales decreased approximately 0.3 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 182.1 billion yen (1,505 million U.S. dollars) was recorded for the three months ended December 31, 2014, a increase of 93.2 billion yen year-on-year compared to operating income of 88.9 billion yen in the same quarter of the previous fiscal year (a deterioration of approximately 89.9 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the MC, Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
		Three months ended December 31		Change	Change on constant currency	Impact of changes in foreign exchange
		2013	2014	in yen	basis	rates
MC	Sales	333.2	429.0	+28.7%	+23%	+18.3
	Operating income	6.3	9.3	+2.9	+2.8	+0.1
G&NS	Sales	454.9	531.5	+16.8%	+8%	+41.9
	Operating income	12.4	27.6	+15.2	+28.2	-13.0
IP&S	Sales	198.1	201.0	+1.5%	-5%	+13.4
	Operating income	12.1	23.0	+10.9	+6.1	+4.9
HE&S	Sales	404.0	413.3	+2.3%	-5%	+29.5
	Operating income	6.4	25.3	+18.9	+28.0	-9.1
Devices	Sales	211.3	292.9	+38.6%	+26%	+26.2
	Operating income (loss)	(23.5)	54.5	+78.1	+60.0	+18.1

6

In addition, sales for the Pictures segment decreased 7.7 percent year-on-year to 206.6 billion yen, an approximately 20 percent decrease on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 13.1 percent year-on-year to 163.6 billion yen, an approximately 3 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended December 31, 2014. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and selling, general and administrative (“SGA”) expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended December 31, 2014. In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the nine-month period ended December 31, 2014, since it is the same as described in a press release separately submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2014” submitted to the SEC on Form 6-K on March 17, 2015.

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except as set forth below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Issues Facing Sony and Management’s Response to those Issues

The American economy is expected to undergo strong growth due to the decrease in the price of oil, and the Japanese economy is expected to gradually expand due to monetary easing and the delay of an increase in the consumption tax rate. However, the overall global economic outlook is uncertain due to the geopolitical tension in Russia accompanying the decrease in the price of oil, the slowdown of growth in the Chinese economy, and the weakening of external demand in Asian emerging market countries.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s electronics businesses. In this challenging environment, Sony’s Electronics segments, in aggregate, recorded consecutive operating losses in the fiscal years ended March 31, 2012, 2013 and 2014.

On February 18, 2015, Sony unveiled its mid-range plan announcing that it would position Return on Equity (“ROE”) as its most important performance indicator. With the goal of transforming into a highly profitable enterprise, Sony set targets of ROE above 10% of and operating income above 500 billion yen for the fiscal year ending March 31, 2018, the last year of the mid-range plan.

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Key strategies for business operations

● Business management that emphasizes profitability, without necessarily pursuing volume

● Business management that grants each business unit greater autonomy and mandates a focus on shareholder value

● Clearly defined positioning of each business within a broader business portfolio perspective

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses will be classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within the Company’s overall business portfolio. Each business will then be assigned a target figure for Return on Invested Capital (“ROIC”) linked with the ROE target for Sony Group as a whole, and managed with a clear emphasis on profitability.

1. Growth drivers:

Sony is positioning Devices, Game & Network Services, Pictures, and Music as the segments that will drive its profit growth over the next three years. It will implement growth measures and engage in aggressive capital investment in these areas with the aim of achieving both sales growth and profit expansion.

In Devices, Sony aims to further bolster its competitive edge in the area of CMOS image sensors by investing to increase production capacity and enhance R&D. In Games & Network Services, the Company will strive to further expand the installed user base of the PlayStation® platform and PlayStation®Network (“PSN”). In Pictures, Sony will focus on expanding the audience for its Media Networks business by growing ratings and increasing its channel offering, strengthening its Television Production business, and improving margins in its Motion Picture business. In Music, the Company will increase its focus on growth areas such as the streaming music market.

2. Stable profit generators:

As businesses capable of contributing stable profit, Sony will prioritize the generation of steady profit and positive cash flow for Imaging Products & Solutions and Video & Sound. While Sony does not anticipate overall market growth in these areas, the Company will target certain areas within each market that are unlikely to experience commoditization by continuing to offer new, high value-added products such as its advanced mirrorless single-lens reflex cameras and high-resolution audio products. By capitalizing on its existing technological expertise in these areas rather than engaging in large-scale investments, and by optimizing fixed costs and enhancing inventory control, Sony will aim to maximize profits and return on investment.

3. Areas focusing on volatility management:

The TV and Mobile Communications businesses operate in markets characterized by high volatility and challenging competitive landscapes. In view of this business environment, Sony will place the highest priority on curtailing risk and securing profits in its operation of these businesses. Since both markets are experiencing intense cost competition and commoditization, Sony will strive to further increase the added value of its products by leveraging its in-house technologies and component devices. By carefully selecting the territories and product areas it targets, Sony will seek to limit its capital investment and establish a business structure capable of securing stable profits. The Company will also continue to explore potential alliances with other companies in these areas, in response to changes in the business landscape.

In the Financial Services segment, each of the life insurance, non-life insurance, banking and nursing care businesses will target further stable business expansion and profit growth by continuing to provide high quality services that our customers trust and are satisfied with.

Furthermore, with the aim of delivering sustained, high profit levels from the fiscal year ending March 31, 2019 onwards, Sony will seek to reinforce its deployment of “recurring-revenue business models,” built on solid customer foundations and business platforms. Already successfully implemented in the areas of Game and Financial Services, Sony will seek to further leverage this approach within its Network Services business, the Media Networks business operated by the Pictures segment, and also for interchangeable lenses and accessories within the Digital Imaging business.

In the medical field, one of Sony’s new business areas, Sony Olympus Medical Solutions Inc. is proceeding as planned with the development of surgical endoscopy systems and other medical solutions.

8

New organizational and management structure

In order to realize its transformation into a highly profitable enterprise, Sony will realign its organizational structure and management team.

In each of its business units, Sony will ensure the implementation of 1) clearly attributable accountability and responsibility, 2) management policies with an emphasis on sustainable profit generation and 3) the acceleration of decision-making processes and reinforcement of business competitiveness. To achieve this, Sony plans to sequentially split out the business units currently within Sony Corporation.

Global Environmental Plan “Road to Zero”

Sony announced its “Road to Zero” global environmental plan in April 2010. The plan includes a long-term vision of achieving a zero environmental footprint by 2050 through Sony’s business operations and product lifecycles, in pursuit of a sustainable society. Sony aims to achieve this vision through continuous innovation and the utilization of offset mechanisms. The plan also draws a comprehensive roadmap based on the following four goals:

•	Climate change: Reduction of energy consumption in pursuit of zero greenhouse gas emissions.

•	Resource conservation: Reduction in the use of virgin materials of priority resources by minimizing waste generation, appropriate water consumption, and continuous increase of waste recycling.

•	Control of chemical substances: Minimization of the risks that certain chemical substances pose to the environment through preventative measures, reduction in the use of specific chemicals defined by Sony, and promotion of the use of alternative materials.

•	Biodiversity: Conservation and recovery of biodiversity through Sony’s own business operations and local social contribution programs.

Among the above goals, Sony’s specific mid-term targets for climate change include the following:

•	Target an absolute reduction in greenhouse gas emissions (calculated in terms of CO2) of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2001.

•	Target a reduction in power consumption per product of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2009.

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

9

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

The following significant changes in research and development activities occurred during the period.

In April 2014, R&D Platform and Software Design Group were integrated into RDS Platform and realigned as System R&D Group and Device & Material R&D Group, to accelerate the creation of customer value through further strengthening cooperation between system R&D and device R&D.

Research and development costs for the nine months ended December 31, 2014 totaled 340.3 billion yen.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

As of December 31, 2014, Sony Corporation had 12,445 employees, a decrease of 2,197 employees from 14,642 employees as of March 31, 2014.

The total number of employees decreased due to the split out of its TV business, the sale of its PC business and the restructuring initiatives taken at Sony Corporation. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 775.0 billion yen in unused committed lines of credit, as of December 31, 2014. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2016, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 1.01 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and its consolidated subsidiary, Sony Global Treasury Services Plc, are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

10

Ⅲ  Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2014)	As of the filing date of the Quarterly Securities Report (March 17, 2015)
Common stock	1,157,668,727	1,169,547,760	Tokyo Stock Exchange New York Stock Exchange *3	The number of shares constituting one full unit is one hundred (100).
Total	1,157,668,727	1,169,547,760	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during March 2015, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

*	3.	The Company cancelled the listing of the Company’s shares of common stock on the London Stock Exchange on August 29, 2014.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2014. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of December 31, 2014)

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The twenty-eighth series of Common Stock Acquisition Rights (October 30, 2014)	8,804	880,400
The twenty-ninth series of Common Stock Acquisition Rights (October 30, 2014)	10,120	1,012,000

11

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From October 1 to December 31, 2014	7,980	1,157,669	3,998	700,906	3,998	914,599

Notes:

1.	The increase is due to the exercise of SARs (including the exercise of stock acquisition rights of the Zero Coupon Convertible Bonds).

2.	Upon the exercise of SARs during the period from January 1, 2015 to February 28, 2015, the total number of shares issued increased by 11,879 thousand shares, the amount of common stock and the legal capital surplus increased by 5,849 million yen, respectively.

12

vi) Status of Major Shareholders

(As of December 31, 2014)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank As Depositary Bank For Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	129,834	11.22
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	51,290	4.43
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	50,856	4.39
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo)	23,149	2.00
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,781	1.97
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	13,851	1.20
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,373	1.16
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,373	1.16
State Street Bank West Client - Treaty *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	13,323	1.15
Japan Trustee Services Bank, Ltd. (Trust account 6) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,291	1.15
Total		345,120	29.81

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank. On October 16, 2014, the Depositary for holders of the Company’s American depositary receipts was changed from JPMorgan Chase Bank, N.A. to Citibank, N.A.

*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.

*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

4.	BlackRock Japan Co., Ltd. sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014 and reported that it held shares of the Company (including ADRs) as of July 15, 2014 as provided in the below table. As of December 31, 2014, the Company has not been able to confirm any entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd.	52,314	5.01

13

vii) Status of Voting Rights

1) Shares Issued

(As of December 31, 2014)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,019,400	—	—
Shares with full voting rights (Others)	1,154,333,600	11,543,336	—
Shares constituting less than one full unit	2,315,727	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,157,668,727	—	—
Total voting rights held by all shareholders	—	11,543,336	—

Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of December 31, 2014)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,019,400	—	1,019,400	0.09
Total	—	1,019,400	—	1,019,400	0.09

Note:	In addition to the 1,019,400 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2) Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2014 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is as follows:

Retired Corporate Executive Officer

Title	Position	Name	Date of Retirement
Corporate Executive Officer	Executive Vice President (Officer in charge of Mobile Business)	Kunimasa Suzuki	November 16, 2014

14

It is planned that the following persons will be appointed as follows as of April 1, 2015 and re-appointed as of the date of the Ordinary General Meeting of Shareholders which is scheduled to be held in June 2015.

Newly Appointed Corporate Executive Officers (Planned)

Title	Position	Name	Date of Birth	Prior and Current Position		Term	Number of shares held	Appointment Date (Planned)
Corporate Executive Officer	Executive Vice President (Officer in charge of Manufacturing, Logistics, Procurement, Quality and Environmental Platform)	Masashi Imamura	January 8, 1957	1979.4	Joined Sony Corporation	*	—	April 1, 2015
				2009.6	SVP, Corporate Executive,
Sony Corporation
President, Personal Imaging & Sound Business Group, Sony Corporation
				2011.8	President, Home Entertainment Business Group, Sony Corporation
				2012.4	President, Home Entertainment & Sound Business Group, Sony Corporation
				2014.7	Group Executive, Sony Corporation (Present)
Representative Director and President, Sony Visual Products Inc. (Present)
				2015.4	Executive Vice President,
Corporate Executive Officer, Sony Corporation (Planned)
Officer in charge of Manufacturing, Logistics, Procurement, Quality and Environmental Platform
(Planned)

15

Corporate Executive Officer	Executive Vice President (Officer in charge of Imaging Products & Solutions Business)	Shigeki Ishizuka	November 14, 1958	1981.4	Joined Sony Corporation	*	—	April 1, 2015
				2004.8	Managing Director, Corporate Executive, Sony EMCS Corporation
				2007.6	SVP, Corporate Executive, Sony Corporation (Present)
				2009.6	President, Device Solutions Business Group, Sony Corporation
				2012.4	President, Digital Imaging Business Group, Sony Corporation (Present)
				2013.7	Deputy President of Imaging Products and Solutions Sector, Sony Corporation (Present)
				2015.4	Executive Vice President,
Corporate Executive Officer, Sony Corporation (Planned)
Officer in charge of Imaging Products & Solutions Business (Planned)

Note: * The term of office will expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held for the fiscal year ending March 31, 2015.

Retiring Corporate Executive Officers (Planned)

Title	Position	Name	Date of Retirement (Planned)
Corporate Executive Officer	Executive Vice President (Officer in charge of Imaging Products & Solutions Business and Disc Manufacturing Business)	Shoji Nemoto	April 1, 2015
Corporate Executive Officer	Executive Vice President (Officer in charge of Medical Business)	Tadashi Saito	The date of the Ordinary General Meeting of Shareholders which is scheduled to be held in June 2015
Corporate Executive Officer	Executive Vice President (Officer in charge of Human Resources and General Affairs)	Kunitaka Fujita	The date of the Ordinary General Meeting of Shareholders which is scheduled to be held in June 2015

16

Change in Position of Corporate Executive Officers (Planned)

New Title and Position		Former Title and Position		Name	Date of Change (Planned)
Representative Corporate Executive Officer	Executive Deputy President and CFO	Representative Corporate Executive Officer	EVP (CFO)	Kenichiro Yoshida	April 1, 2015
Corporate Executive Officer	Executive Deputy President (Officer in charge of Device Solutions Business and RDS Platform)	Corporate Executive Officer	Executive Vice President (Officer in charge of Device Solutions Business and RDS Platform)	Tomoyuki Suzuki	April 1, 2015

17

IV Financial Statements

18

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2014	At December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	1,046,466	933,498
Marketable securities	832,566	943,188
Notes and accounts receivable, trade	946,553	1,392,582
Allowance for doubtful accounts and sales returns	(75,513)	(105,938)
Inventories	733,943	781,504
Other receivables	224,630	263,847
Deferred income taxes	53,068	54,985
Prepaid expenses and other current assets	443,173	522,583
Total current assets	4,204,886	4,786,249
Film costs	275,799	338,354
Investments and advances:
Affiliated companies	181,263	181,988
Securities investments and other	7,737,748	8,127,555
	7,919,011	8,309,543
Property, plant and equipment:
Land	125,890	127,005
Buildings	674,841	705,432
Machinery and equipment	1,705,774	1,793,587
Construction in progress	39,771	36,114
	2,546,276	2,662,138
Less – Accumulated depreciation	1,796,266	1,900,517
	750,010	761,621
Other assets:
Intangibles, net	675,663	672,331
Goodwill	691,803	567,713
Deferred insurance acquisition costs	497,772	520,497
Deferred income taxes	105,442	86,621
Other	213,334	234,418
	2,184,014	2,081,580
Total assets	15,333,720	16,277,347

(Continued on following page.)

19

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2014	At December 31, 2014
LIABILITIES
Current liabilities:
Short-term borrowings	111,836	159,220
Current portion of long-term debt	265,918	174,748
Notes and accounts payable, trade	712,829	790,698
Accounts payable, other and accrued expenses	1,175,413	1,386,071
Accrued income and other taxes	81,842	174,246
Deposits from customers in the banking business	1,890,023	1,863,644
Other	545,753	623,670
Total current liabilities	4,783,614	5,172,297
Long-term debt	916,648	716,489
Accrued pension and severance costs	284,963	285,524
Deferred income taxes	410,896	446,132
Future insurance policy benefits and other	3,824,572	4,046,188
Policyholders’ account in the life insurance business	2,023,472	2,218,027
Other	302,299	313,237
Total liabilities	12,546,464	13,197,894
Redeemable noncontrolling interest	4,115	5,297
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2014–Shares authorized: 3,600,000,000, shares issued: 1,044,707,767 At December 31, 2014–Shares authorized: 3,600,000,000, shares issued: 1,157,668,727	646,654	700,906
Additional paid-in capital	1,127,090	1,179,452
Retained earnings	940,262	920,615
Accumulated other comprehensive income –
Unrealized gains on securities, net	127,509	161,287
Pension liability adjustment	(180,039)	(179,995)
Foreign currency translation adjustments	(399,055)	(296,703)
	(451,585)	(315,411)
Treasury stock, at cost
Common stock At March 31, 2014–1,026,618 shares At December 31, 2014–1,019,408 shares	(4,284)	(4,184)
	2,258,137	2,481,378
Noncontrolling interests	525,004	592,778
Total equity	2,783,141	3,074,156
Total liabilities and equity	15,333,720	16,277,347

The accompanying notes are an integral part of these statements.

20

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2013	2014
Sales and operating revenue:
Net sales	5,048,906	5,385,450
Financial services revenue	773,498	817,153
Other operating revenue	73,939	75,565
	5,896,343	6,278,168
Costs and expenses:
Cost of sales	3,839,922	3,978,983
Selling, general and administrative	1,256,185	1,302,932
Financial services expenses	641,684	673,884
Other operating expense, net	19,475	159,750
	5,757,266	6,115,549
Equity in net income (loss) of affiliated companies	(781)	3,702
Operating income	138,296	166,321
Other income:
Interest and dividends	11,081	9,160
Gain on sale of securities investments, net	8,044	8,628
Other	11,229	2,092
	30,354	19,880
Other expenses:
Interest	18,280	18,401
Foreign exchange loss, net	4,300	15,175
Other	7,241	6,375
	29,821	39,951
Income before income taxes	138,829	146,250
Income taxes	83,391	112,286
Net income	55,438	33,964
Less - Net income attributable to noncontrolling interests	45,560	53,154
Net income (loss) attributable to Sony Corporation’s stockholders	9,878	(19,190)

	Yen
	Nine months ended December 31
	2013	2014
Per share data:	-	-
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	9.66	(17.50)
– Diluted	8.45	(17.50)

The accompanying notes are an integral part of these statements.

21

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2013	2014
Sales and operating revenue:
Net sales	2,098,930	2,239,485
Financial services revenue	280,833	303,211
Other operating revenue	30,926	24,053
	2,410,689	2,566,749
Costs and expenses:
Cost of sales	1,585,927	1,659,261
Selling, general and administrative	458,814	473,282
Financial services expenses	233,791	251,375
Other operating expense, net	44,956	608
	2,323,488	2,384,526
Equity in net income (loss) of affiliated companies	1,669	(128)
Operating income	88,870	182,095
Other income:
Interest and dividends	1,637	3,408
Gain on sale of securities investments, net	7,428	1,042
Other	1,858	10
	10,923	4,460
Other expenses:
Interest	4,232	5,942
Foreign exchange loss, net	4,747	10,607
Other	2,507	2,178
	11,486	18,727
Income before income taxes	88,307	167,828
Income taxes	45,584	56,162
Net income	42,723	111,666
Less - Net income attributable to noncontrolling interests	16,341	21,695
Net income attributable to Sony Corporation’s stockholders	26,382	89,971

	Yen
	Three months ended December 31
	2013	2014
Per share data:	-	-
Net income attributable to Sony Corporation’s stockholders
– Basic	25.43	78.12
– Diluted	22.58	76.96

The accompanying notes are an integral part of these statements.

22

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2013	2014
Net income	55,438	33,964
Other comprehensive income, net of tax ―
Unrealized gains on securities	12,672	49,390
Unrealized gains on derivative instruments	394	—
Pension liability adjustment	(6,711)	(2)
Foreign currency translation adjustments	195,093	105,768
Total comprehensive income	256,886	189,120
Less – Comprehensive income attributable to noncontrolling interests	45,162	72,136
Comprehensive income attributable to Sony Corporation’s stockholders	211,724	116,984

	Yen in millions
	Three months ended December 31
	2013	2014
Net income	42,723	111,666
Other comprehensive income, net of tax ―
Unrealized gains on securities	10,126	34,324
Unrealized losses on derivative instruments	(201)	—
Pension liability adjustment	(3,527)	(752)
Foreign currency translation adjustments	131,298	75,051
Total comprehensive income	180,419	220,289
Less – Comprehensive income attributable to noncontrolling interests	19,563	33,754
Comprehensive income attributable to Sony Corporation’s stockholders	160,856	186,535

The accompanying notes are an integral part of these statements.

23

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2013	2014
Cash flows from operating activities:
Net income	55,438	33,964
Adjustments to reconcile net income to net cash
provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs	277,752	251,080
Amortization of film costs	191,773	190,892
Stock-based compensation expense	842	909
Accrual for pension and severance costs, less payments	(5,914)	(7,694)
Other operating expense, net	19,475	159,750
Gain on sale or devaluation of securities investments, net	(7,930)	(8,193)

Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(82,837)	(88,299)
Gain on revaluation or impairment of securities investments held in the financial services business, net	(5,606)	(2,363)
Deferred income taxes	(16,436)	16,585
Equity in net loss of affiliated companies, net of dividends	2,647	1,633
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(338,694)	(318,401)
(Increase) decrease in inventories	(77,988)	20,366
Increase in film costs	(218,943)	(205,190)
Increase in notes and accounts payable, trade	263,032	34,943
Increase in accrued income and other taxes	54,887	46,113
Increase in future insurance policy benefits and other	323,244	355,114
Increase in deferred insurance acquisition costs	(58,240)	(58,352)
Increase in marketable securities held in the financial services business for trading purposes	(24,049)	(40,051)
Increase in other current assets	(123,873)	(33,385)
Increase in other current liabilities	86,985	124,037
Other	(72,057)	(90,526)
Net cash provided by operating activities	243,508	382,932

(Continued on following page.)

24

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2013	2014
Cash flows from investing activities:
Payments for purchases of fixed assets	(214,335)	(145,813)
Proceeds from sales of fixed assets	93,370	31,631
Payments for investments and advances by financial services business	(729,272)	(678,116)
Payments for investments and advances (other than financial services business)	(11,047)	(13,951)
Proceeds from sales or return of investments and collections of advances by financial services business	345,697	417,799
Proceeds from sales or return of investments and collections of advances (other than financial services business)	63,514	37,096
Other	15,265	(12,436)
Net cash used in investing activities	(436,808)	(363,790)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	179,225	15,203
Payments of long-term debt	(148,877)	(243,652)
Increase in short-term borrowings, net	19,917	43,353
Increase in deposits from customers in the financial services business, net	166,329	30,605
Dividends paid	(25,604)	(13,106)
Other	(39,952)	(16,978)
Net cash provided by (used in) financing activities	151,038	(184,575)
Effect of exchange rate changes on cash and cash equivalents	65,149	52,465
Net increase (decrease) in cash and cash equivalents	22,887	(112,968)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466
Cash and cash equivalents at end of the period	849,248	933,498

The accompanying notes are an integral part of these statements.

25

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

26

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

 The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1) Recently adopted accounting pronouncements:

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

 In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

 In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, are included in earnings in a business combination achieved in stages. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists -

 In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2) Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

 Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

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(3) Reclassifications:

 Certain reclassifications of the financial statements and accompanying footnotes for the nine and three months ended December 31, 2013 have been made to conform to the presentation for the nine and three months ended December 31, 2014. Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014. Due to the changes, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows. Certain information in Note 10 was also reclassified, accordingly.

(4) Revisions:

 During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements related to the recognition of revenue for certain of its universal life insurance contracts as disclosed in the previous fiscal year. Accordingly, certain financial information for the comparable period has been revised. The principal amounts that have been revised are indicated below.

	Yen in millions
	Nine months ended December 31, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	778,172	773,498
Financial services expenses	643,201	641,684
Net income	57,595	55,438

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	12,863	12,672
Comprehensive income attributable to Sony Corporation’s stockholders	213,132	211,724

Consolidated Statements of Cash Flows
Increase in future insurance policy benefits and other	323,906	323,244
Increase in deposits from customers in the financial services business, net	161,656	166,329

	Yen in millions
	Three months ended December 31, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	282,963	280,833
Financial services expenses	234,459	233,791
Net income	43,719	42,723

Consolidated Statements of Comprehensive Income
Unrealized gains on securities	9,987	10,126
Comprehensive income attributable to Sony Corporation’s stockholders	161,370	160,856

(5) Out-of-period adjustment:

For the nine months ended December 31, 2014, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary. The error began in 2012 and continued until it was identified by Sony during the nine months ended December 31, 2014. The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and, in the aggregate, decreased income before income taxes in the consolidated statements of income by 5,104 million yen for the nine months ended December 31, 2014. Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2014 or any prior annual or interim periods.

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2. Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2014				December 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,130,397	113,684	(28)	1,244,053	1,059,091	159,662	(22)	1,218,731

Japanese local government bonds	62,670	468	(7)	63,131	65,225	682	(9)	65,898

Japanese corporate bonds	168,275	984	(8)	169,251	123,499	1,018	(2)	124,515

Foreign government bonds	27,587	3,684	(17)	31,254	35,081	7,480	(5)	42,556

Foreign corporate bonds	434,570	16,547	(182)	450,935	457,107	17,064	(330)	473,841
	1,823,499	135,367	(242)	1,958,624	1,740,003	185,906	(368)	1,925,541

Equity securities	84,074	91,977	(34)	176,017	72,650	114,943	(1,426)	186,167

Held-to-maturity
securities:
Japanese national government bonds *	4,398,018	418,845	(3)	4,816,860	4,703,019	928,516	—	5,631,535

Japanese local government bonds	6,222	373	—	6,595	5,474	474	—	5,948

Japanese corporate bonds	28,030	2,705	—	30,735	27,564	5,005	—	32,569

Foreign government bonds	16,359	847	(1)	17,205	30,511	8,921	—	39,432

Foreign corporate bonds	56,284	19	—	56,303	58,721	26	—	58,747
	4,504,913	422,789	(4)	4,927,698	4,825,289	942,942	—	5,768,231

Total	6,412,486	650,133	(280)	7,062,339	6,637,942	1,243,791	(1,794)	7,879,939

* Held-to-maturity securities include 63,674 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3. Sale and leaseback transactions

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFI Leasing Company, Limited. Transactions with total proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in the sale and leaseback transactions.

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4. Impairment of goodwill related to mobile communications business

Goodwill is tested for impairment annually during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

During the three months ended September 30, 2014, Sony identified events and circumstances that would more likely than not reduce the fair value of the Mobile Communications (“MC”) reporting unit below its carrying amount, including goodwill. Those events and circumstances included the revised strategy for the MC business to concentrate on premium lineup and reduce the number of models in the mid-range lineup as well as concentrating on certain selected markets due to continued increasingly competitive markets in various geographical areas, primarily resulting from rapid growth by Chinese smartphone competitors.

Sony assessed the aforementioned events and circumstances and determined that it was more likely than not that the fair value of the MC reporting unit was less than its carrying amount. Accordingly, Sony performed a goodwill impairment test and determined that, based on the expected future cash flows for a market participant, the implied fair value of goodwill of the MC reporting unit was impaired. Therefore, during the three months ended September 30, 2014, Sony recorded an impairment charge of 176,045 million yen. The impairment charge is included in other operating expenses, net in the consolidated statements of income, and is recorded entirely within the MC segment.

In conjunction with Sony’s review for goodwill impairment, an assessment to determine whether the carrying amount of any of the tangible or definite-lived intangible assets of the MC segment was recoverable was performed as well. After conducting a test to determine the recoverability of the assets, Sony determined that there were no tangible or definite-lived intangible assets within the MC segment that were impaired.

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5. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	348,832	274,835	—	623,667	623,667	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,244,053	—	1,244,053	24,822	1,219,231	—	—
Japanese local government bonds	—	63,131	—	63,131	1,491	61,640	—	—
Japanese corporate bonds	—	168,240	1,011	169,251	58,661	110,590	—	—
Foreign corporate bonds	—	444,128	6,807	450,935	113,501	337,434	—	—
Other	3,027	28,227	—	31,254	1,134	30,120	—	—
Equity securities	175,931	86	—	176,017	—	176,017	—	—
Other investments *1	8,031	3,612	75,837	87,480	—	87,480	—	—
Derivative assets *2, *3	—	11,887	—	11,887	—	—	10,863	1,024
Total assets	535,821	2,238,199	83,655	2,857,675	823,276	2,022,512	10,863	1,024
Liabilities:
Derivative liabilities*2,*3	—	30,549	—	30,549	—	—	15,155	15,394
Total liabilities	—	30,549	—	30,549	—	—	15,155	15,394

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	Yen in millions
	December 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	429,427	314,282	—	743,709	743,709	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,218,731	—	1,218,731	5,782	1,212,949	—	—
Japanese local government bonds	—	65,898	—	65,898	1,256	64,642	—	—
Japanese corporate bonds	—	121,501	3,014	124,515	41,537	82,978	—	—
Foreign corporate bonds	—	462,810	11,031	473,841	147,064	326,777	—	—
Other	—	42,556	—	42,556	56	42,500	—	—
Equity securities	186,050	117	—	186,167	—	186,167	—	—
Other investments *1	9,579	4,250	77,376	91,205	—	91,205	—	—
Derivative assets *2, *3	—	39,225	—	39,225	—	—	38,246	979
Total assets	625,056	2,269,370	91,421	2,985,847	939,404	2,007,218	38,246	979
Liabilities:
Derivative liabilities*2,*3	—	46,486	—	46,486	—	—	22,910	23,576
Total liabilities	—	46,486	—	46,486	—	—	22,910	23,576

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the three months ended September 30, 2014, Sony recorded an impairment charge related to goodwill in the MC segment. Refer to Note 4. Sony’s determination of fair value of the MC reporting unit was based on the present value of expected future cash flows using for a market participant. These measurements are classsfied as a level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements.

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6. Supplemental equity and comprehensive income information

(1) Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2013 and 2014 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	2,192,262	479,742	2,672,004
Exercise of stock acquisition rights	100		100
Conversion of zero coupon convertible bonds	25,520		25,520
Stock-based compensation	689		689
Comprehensive income:
Net income	9,878	45,560	55,438
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	14,122	(1,450)	12,672
Unrealized gains on derivative instruments	394		394
Pension liability adjustment	(6,723)	12	(6,711)
Foreign currency translation adjustments	194,053	1,040	195,093
Total comprehensive income	211,724	45,162	256,886
Dividends declared	(12,970)	(11,837)	(24,807)
Transactions with noncontrolling interests shareholders and other	713	(781)	(68)
Balance at December 31, 2013	2,418,038	512,286	2,930,324

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31,2014	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	703		703
Conversion of zero coupon convertible bonds	107,660		107,660
Stock-based compensation	845		845
Comprehensive income:
Net income (loss)	(19,190)	53,154	33,964
Other comprehensive income, net of tax ―
Unrealized gains on securities	33,778	15,612	49,390
Pension liability adjustment	44	(46)	(2)
Foreign currency translation adjustments	102,352	3,416	105,768
Total comprehensive income	116,984	72,136	189,120
Dividends declared		(13,075)	(13,075)
Transactions with noncontrolling interests shareholders and other	(2,951)	8,713	5,762
Balance at December 31, 2014	2,481,378	592,778	3,074,156

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2013 and 2014.

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(2) Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the nine months ended December 31, 2013 and 2014 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income (loss) before reclassifications	17,894	103	(8,670)	195,093	204,420
Amounts reclassified out of accumulated other comprehensive income	(5,222)	291	1,959		(2,972)
Net current-period other comprehensive income (loss)	12,672	394	(6,711)	195,093	201,448
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(1,450)		12	1,040	(398)
Balance at December 31, 2013	123,201	(348)	(198,539)	(361,963)	(437,649)

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income (loss) before reclassifications	63,184	(1,058)	105,768	167,894
Amounts reclassified out of accumulated other comprehensive income	(13,794)	1,056		(12,738)
Net current-period other comprehensive income (loss)	49,390	(2)	105,768	155,156
Less: Other comprehensive income (loss) attributable to noncontrolling interests	15,612	(46)	3,416	18,982
Balance at December 31, 2014	161,287	(179,995)	(296,703)	(315,411)

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7. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2013 and 2014 is as follows:

	Yen in millions
	Nine months ended December 31
	2013	2014
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	9,878	(19,190)

	Thousands of shares
Weighted-average shares outstanding	1,022,810	1,096,392
Effect of dilutive securities:
Stock acquisition rights	862	—
Convertible bonds	144,877	—
Weighted-average shares for diluted EPS computation	1,168,549	1,096,392

	Yen
Basic EPS	9.66	(17.50)
Diluted EPS	8.45	(17.50)

Potential shares of common stock which were excluded from the computation of diluted EPS for the nine months ended December 31, 2013 and 2014 were 16,727 thousand shares and 29,815 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended December 31, 2013 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. All potential shares were excluded as anti-dilutive for the nine months ended December 31, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

	Yen in millions
	Three months ended December 31
	2013	2014
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	26,382	89,971

	Thousands of shares
Weighted-average shares outstanding	1,037,640	1,151,770
Effect of dilutive securities:
Stock acquisition rights	810	961
Convertible bonds	130,073	16,259
Weighted-average shares for diluted EPS computation	1,168,523	1,168,990

	Yen
Basic EPS	25.43	78.12
Diluted EPS	22.58	76.96

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended December 31, 2013 and 2014 were 16,727 thousand shares and 14,902 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2013 and 2014 when the exercise price for those shares were in excess of the average market value of Sony’s common stock for these periods.

8. Acquisition of CSC Media Group

On August 14, 2014, Sony acquired CSC Media Group Ltd., one of the United Kingdom’s largest independent cable and satellite TV channel groups, for cash consideration of 18,900 million yen.

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9.   Commitments, contingent liabilities and other

(1) Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of December 31, 2014, the total unused portion of the lines of credit extended under these contracts was 26,107 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2) Purchase commitments and other

Purchase commitments and other outstanding as of December 31, 2014 amounted to 336,731 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within five years. As of December 31, 2014, these subsidiaries were committed to make payments under such contracts of 131,546 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of December 31, 2014, these subsidiaries were committed to make payments of 69,408 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within five years. As of December 31, 2014, Sony has committed to make payments of 6,725 million yen under such long-term contracts.

  (3) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of March 17, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. A proposed settlement of the U.S. class action suits has received preliminary court approval, and is subject to final approval by the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs have filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. The civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of loss or range of possible loss, if any, that might ultimately result from adverse judgments, settlements or other resolution of the investigations and cases.

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In November 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), identified a cyberattack on SPE’s network and IT infrastructure. As a result of the cyberattack, Sony understands that certain confidential information of SPE was stolen and posted on the Internet. In connection with such stolen information posted on the Internet, SPE has been named in several purported class action suits in the United States brought by former employees of SPE. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of December 31, 2014 amounted to 45,171 million yen.

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 280 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of December 31, 2014, the fair value of the collateral exceeded 280 million U.S. dollars.

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10. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2015, to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments. In connection with this realignment, the previously-reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the Game & Network Services (“G&NS”) segment. The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other. This includes the reclassification of the PC business into All Other. As of the first quarter of the fiscal year ending March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current quarter’s presentation.

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Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2013	2014
Sales and operating revenue:
Mobile Communications -
Customers	923,270	1,051,605
Intersegment	22	57
Total	923,292	1,051,662
Game & Network Services -
Customers	677,210	1,016,364
Intersegment	78,268	82,182
Total	755,478	1,098,546
Imaging Products & Solutions -
Customers	551,645	541,717
Intersegment	2,812	2,534
Total	554,457	544,251
Home Entertainment & Sound -
Customers	941,238	979,356
Intersegment	1,746	2,052
Total	942,984	981,408
Devices -
Customers	447,828	557,577
Intersegment	155,094	167,107
Total	602,922	724,684
Pictures -
Customers	559,972	583,043
Intersegment	505	490
Total	560,477	583,533
Music -
Customers	363,807	388,904
Intersegment	7,788	8,321
Total	371,595	397,225
Financial Services -
Customers	773,498	817,153
Intersegment	3,671	4,316
Total	777,169	821,469
All Other -
Customers	616,736	308,614
Intersegment	60,389	73,114
Total	677,125	381,728
Corporate and elimination	(269,156)	(306,338)
Consolidated total	5,896,343	6,278,168

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

39

	Yen in millions
	Three months ended December 31
	2013	2014
Sales and operating revenue:
Mobile Communications -
Customers	333,277	428,956
Intersegment	(39)	25
Total	333,238	428,981
Game & Network Services -
Customers	417,043	499,242
Intersegment	37,894	32,295
Total	454,937	531,537
Imaging Products & Solutions -
Customers	197,196	200,429
Intersegment	867	612
Total	198,063	201,041
Home Entertainment & Sound -
Customers	403,741	412,744
Intersegment	287	562
Total	404,028	413,306
Devices -
Customers	157,399	231,696
Intersegment	53,858	61,188
Total	211,257	292,884
Pictures -
Customers	223,450	206,470
Intersegment	272	110
Total	223,722	206,580
Music -
Customers	141,901	160,757
Intersegment	2,764	2,853
Total	144,665	163,610
Financial Services -
Customers	280,833	303,211
Intersegment	1,217	1,715
Total	282,050	304,926
All Other -
Customers	245,746	116,185
Intersegment	24,877	28,127
Total	270,623	144,312
Corporate and elimination	(111,894)	(120,428)
Consolidated total	2,410,689	2,566,749

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

40

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2013	2014
Operating income (loss):
Mobile Communications	27,699	(165,485)
Game & Network Services	(8,140)	53,717
Imaging Products & Solutions	18,860	60,493
Home Entertainment & Sound	(2,319)	40,913
Devices	(791)	96,646
Pictures	10,244	13,009
Music	42,184	48,612
Financial Services	129,850	142,308
All Other	(34,212)	(50,875)
Total	183,375	239,338
Corporate and elimination	(45,079)	(73,017)
Consolidated operating income	138,296	166,321
Other income	30,354	19,880
Other expenses	(29,821)	(39,951)
Consolidated income before income taxes	138,829	146,250

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2013 and 2014 was (9,046) million yen and 22,094 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

41

	Yen in millions
	Three months ended December 31
	2013	2014
Operating income (loss):
Mobile Communications	6,331	9,253
Game & Network Services	12,394	27,608
Imaging Products & Solutions	12,071	22,986
Home Entertainment & Sound	6,408	25,286
Devices	(23,515)	54,537
Pictures	24,258	6,219
Music	21,717	25,411
Financial Services	46,353	50,850
All Other	(14,818)	(14,280)
Total	91,199	207,870
Corporate and elimination	(2,329)	(25,775)
Consolidated operating income	88,870	182,095
Other income	10,923	4,460
Other expenses	(11,486)	(18,727)
Consolidated income before income taxes	88,307	167,828

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2013 and 2014 was (4,992) million yen and 9,256 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

42

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2013	2014
Mobile Communications	923,270	1,051,605

Game & Network Services	677,210	1,016,364

Imaging Products & Solutions
Digital Imaging Products	346,347	342,061
Professional Solutions	193,268	191,196
Other	12,030	8,460
Total	551,645	541,717

Home Entertainment & Sound
Televisions	614,585	685,303
Audio and Video	318,813	292,210
Other	7,840	1,843
Total	941,238	979,356

Devices
Semiconductors	263,471	362,587
Components	182,322	189,320
Other	2,035	5,670
Total	447,828	557,577

Pictures
Motion Pictures	288,736	302,688
Television Productions	149,581	138,452
Media Networks	121,655	141,903
Total	559,972	583,043

Music
Recorded Music	266,110	282,035
Music Publishing	45,109	49,329
Visual Media and Platform	52,588	57,540
Total	363,807	388,904

Financial Services	773,498	817,153
All Other	616,736	308,614
Corporate	41,139	33,835
Consolidated total	5,896,343	6,278,168

43

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2013	2014
Mobile Communications	333,277	428,956

Game & Network Services	417,043	499,242

Imaging Products & Solutions
Digital Imaging Products	126,212	126,361
Professional Solutions	66,070	70,658
Other	4,914	3,410
Total	197,196	200,429

Home Entertainment & Sound
Televisions	254,893	280,572
Audio and Video	143,865	131,073
Other	4,983	1,099
Total	403,741	412,744

Devices
Semiconductors	94,872	161,713
Components	61,658	67,525
Other	869	2,458
Total	157,399	231,696

Pictures
Motion Pictures	119,946	100,723
Television Productions	64,263	51,831
Media Networks	39,241	53,916
Total	223,450	206,470

Music
Recorded Music	107,379	122,211
Music Publishing	14,255	16,675
Visual Media and Platform	20,267	21,871
Total	141,901	160,757

Financial Services	280,833	303,211
All Other	245,746	116,185
Corporate	10,103	7,059
Consolidated total	2,410,689	2,566,749

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

44

	Yen in millions
	Nine months ended December 31
	2013	2014
Depreciation and amortization:
Mobile Communications	16,440	16,450
Game & Network Services	12,262	13,166
Imaging Products & Solutions	28,542	22,503
Home Entertainment & Sound	19,281	18,599
Devices	77,436	64,569
Pictures	13,406	14,497
Music	10,802	10,158
Financial Services, including deferred insurance acquisition costs	40,614	42,991
All Other	21,715	10,074
Total	240,498	213,007

Corporate	37,254	38,073

Consolidated total	277,752	251,080

	Yen in millions
	Nine months ended December 31, 2013
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	3,567	—	3,567
Game & Network Services	392	—	392
Imaging Products & Solutions	1,991	—	1,991
Home Entertainment & Sound	941	19	960
Devices	3,531	—	3,531
Pictures	1,149	—	1,149
Music	148	—	148
Financial Services	—	—	—
All Other and Corporate	13,927	458	14,385
Consolidated total	25,646	477	26,123

45

	Yen in millions
	Nine months ended December 31, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	1,825	22	1,847
Game & Network Services	76	—	76
Imaging Products & Solutions	513	—	513
Home Entertainment & Sound	580	—	580
Devices	3,565	16	3,581
Pictures	182	—	182
Music	1,377	—	1,377
Financial Services	—	—	—
All Other and Corporate	24,922	656	25,578
Consolidated total	33,040	694	33,734

	Yen in millions
	Three months ended December 31
	2013	2014
Depreciation and amortization:
Mobile Communications	5,519	5,571
Game & Network Services	4,395	4,740
Imaging Products & Solutions	9,220	7,243
Home Entertainment & Sound	6,053	6,356
Devices	25,576	21,967
Pictures	4,420	5,241
Music	3,611	3,391
Financial Services, including deferred insurance acquisition costs	11,111	13,770
All Other	7,139	3,382
Total	77,044	71,661
Corporate	11,752	12,672
Consolidated total	88,796	84,333

46

	Yen in millions
	Three months ended December 31, 2013
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	421	—	421
Game & Network Services	10	—	10
Imaging Products & Solutions	(169)	—	(169)
Home Entertainment & Sound	9	—	9
Devices	1,102	—	1,102
Pictures	278	—	278
Music	44	—	44
Financial Services	—	—	—
All Other and Corporate	11,853	115	11,968
Consolidated total	13,548	115	13,663

	Yen in millions
	Three months ended December 31, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	1,768	22	1,790
Game & Network Services	12	—	12
Imaging Products & Solutions	314	—	314
Home Entertainment & Sound	2	—	2
Devices	208	12	220
Pictures	166	—	166
Music	1,317	—	1,317
Financial Services	—	—	—
All Other and Corporate	5,223	4	5,227
Consolidated total	9,010	38	9,048

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

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Geographic Information –

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2013	2014
Japan	1,671,446	1,665,860
United States	943,047	1,129,151
Europe	1,327,137	1,521,924
China	401,262	433,420
Asia-Pacific	790,928	812,768
Other Areas	762,523	715,045
Total	5,896,343	6,278,168

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2013	2014
Japan	628,859	654,936
United States	423,633	496,027
Europe	619,082	668,333
China	132,148	155,839
Asia-Pacific	288,141	308,499
Other Areas	318,826	283,115
Total	2,410,689	2,566,749

Major areas in each geographic segment excluding Japan, United States and China are as follows:

　 (1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden

　 (2) Asia-Pacific: India, South Korea and Oceania

　 (3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2013 and 2014.

11. Subsequent events

Sony Music Entertainment, a wholly owned subsidiary of Sony (“SME”), has entered into an agreement to increase its shareholding in an equity method investment, Orchard Media, Inc. (“The Orchard”), to 100% by acquiring shares from the current holder, Orchard Asset Holdings, LLC, for approximately 200 million U.S. dollars. Sony expects to record a non-cash gain related to the acquisition in connection with obtaining control of The Orchard, primarily due to the appreciation in value of SME’s current equity interest in The Orchard that SME owned prior to the acquisition. The amount of expected gain is under evaluation and subject to transaction costs and other adjustments. Sony expects this acquisition to close after March 31, 2015 subject to necessary regulatory approvals.

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(2) Other Information

Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of March 17, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. A proposed settlement of the U.S. class action suits has received preliminary court approval, and is subject to final approval by the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs have filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. The civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of loss or range of possible loss, if any, that might ultimately result from adverse judgments, settlements or other resolution of the investigations and cases.

In November 2014, Sony Corporation’s U.S. subsidiary, SPE, identified a cyberattack on SPE’s network and IT infrastructure. As a result of the cyberattack, Sony understands that certain confidential information of SPE was stolen and posted on the Internet. In connection with such stolen information posted on the Internet, SPE has been named in several purported class action suits in the United States brought by former employees of SPE. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)

Kenichiro Yoshida
Executive Vice President and Chief Financial Officer

March 17, 2015